Exhibit 1
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    SUMMARY OF RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY AND EXTRAORDINARY
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     SHAREHOLDERS' MEETING OF DESC, S.A. DE C.V., HELD ON NOVEMBER 29, 2001
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1. Proposal and approval, if appropriate, of the merger of the Company and the subsidiary named GIRSA, S.A. de C.V., with DESC, S.A. de C.V., being the surviving entity and GIRSA, S.A. de C.V., the merged company, and resolutions for its implementation.

By unanimous vote, it was resolved to approve the merger of DESC, S.A. de C.V., and GIRSA, S.A. de C.V., upon the following terms and subject to the condition precedent that the merger be approved by the General Extraordinary Shareholders' Meeting of GIRSA, S.A. de C.V.

a) In the merger, DESC, S.A. de C.V. will have the character of surviving company and GIRSA, S.A. de C.V., that of the merging company, therefore, DESC, S.A. de C.V., will survive the merger and GIRSA, S.A. de C.V., will cease to exist.

b) The merger shall be effective between the parties from and after December 1, 2001. As a consequence of the merger, effective December 1, 2001, GIRSA, S.A. de C.V., will immediately transfer its entire assets to DESC, S.A. de C.V., who will acquire the entire estate of GIRSA, S.A. de C.V., with all goods, rights, and other assets that up to that date corresponded to GIRSA, S.A. de C.V., and will assume all its debts, obligations, and other liabilities to that date also, and thus DESC, S.A. de C.V., shall be subrogated to all right, action and obligation that correspond to GIRSA, S.A. de C.V., and shall replace it on all guaranties granted or obligations contracted, derived from contracts, agreements, licenses, permits, concessions, and generally, acts or operations performed by GIRSA, S.A. de C.V., or in which it has participated, with all that pertains thereto in fact and in law.

c) Since DESC, S.A. de C.V., is to this date the owner of 99.97% of the capital stock of GIRSA, S.A. de C.V., the capital of DESC, S.A. de C.V., will only be increased in the variable portion by $1,054.38 Mexican pesos (one thousand fifty-four and 38/100 Mexican pesos) so that shares of DESC, S.A. de C.V., can be delivered to the other shareholders in GIRSA, S.A. de C.V., in proportion to their holdings; consequently 81,106 common, registered and fully paid shares without stated par value will be issued, which shall be exchanged by current shareholders of GIRSA, S.A. de C.V. (other than DESC, S.A. de C.V.) at a ratio of one share of GIRSA, S.A. de C.V., for one share in DESC, S.A. de C.V., with coupons starting with coupon No. 15. Said shares shall be available to the shareholders of GIRSA, S.A. de C.V. (other than DESC, S.A. de C.V.), and while the appropriate shareholders make the corresponding exchange, the relevant shares will be kept in Desc's treasury, which is located at Paseo de los Tamarindos 400-B, 27th floor, Colonia Bosques de las Lomas, Mexico, D.F., 05120.



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d) The balance sheets of DESC, S.A. de C.V., and GIRSA, S.A. de C.V., in each case at September 30, 2001, will serve as the base for the approved merger.

e) Pursuant to Article 223 of the General Law of Commercial Companies, the balance sheets of the Company and of GIRSA, S.A. de C.V., at September 30, 2001, shall be published once in the Diario Oficial de la Federacion, as shall a summary of this Merger Agreement, signed by any of the special delegates appointed at this meeting.

f) The composition of the Board of Directors, the Committees of the Board, the Executive Committee, appointment of the Statutory Auditors, and the powers of attorney conferred by DESC, S.A. de C.V., to date shall not be changed in any way whatsoever as consequence of this Agreement.

g) The parties submit to the laws and courts of Mexico City, Federal District, for all matters relating to the interpretation and performance of this instrument, waiving henceforth any forum that by reason of their present or future domiciles may correspond to them.


2. Proposal and approval, if appropriate, of a resolution to amend the By-laws of the Corporation, to comply primarily with the new provisions of the Securities Market Act and resolutions for its implementation.

By unanimous vote, it was resolved to amend Clauses Twelfth, Twentieth, Twenty-second, Twenty-fourth, Twenty-sixth, Twenty-eighth, Thirty-first, Thirty-third, Thirty-fourth, Thirty-sixth, Thirty-eighth, Fortieth bis, and Forty-second of the Corporate By-laws, so that such Clauses reflect with the new provisions of the Securities Market Act.

3. Proposal and approval, if appropriate, of a resolution to cancel the treasury shares of the Company repurchased by it.

By unanimous vote, it was resolved to definitively cancel the position in treasury shares that were repurchased in recent fiscal years which to date includes 152,284,295 shares. Said position is composed by 48,785,000 Series "A" shares, 60,088,140 Series "B" shares and 43,411,155 Series "C" shares. As a result of the capital increase approved under the first item of the Agenda and the cancellation of treasury shares approved above, it is hereby stated that at this date the outstanding shares of DESC, S.A. de C.V. amount to 1,369,079,376, divided as follows: 587,479,900 Series "A" shares, 506,257,866 Series "B" shares and 275,341,610 Series "C" shares.

4. Designation of deputies to formalize the resolutions adopted at the Meeting.

By unanimous vote, Messrs. Fernando Senderos Mestre, Luis Tellez Kuenzler, Ernesto Vega Velasco, Arturo D'Acosta Ruiz, Ramon F. Estrada Rivero and Fabiola
G. Quezada Nieto were appointed as Delegates of this Shareholders Meeting in order that, jointly or severally, they perform the acts necessary or appropriate to formalize and comply with the resolutions adopted by this Shareholders Meeting, and process the protocolling of these minutes in relevant part, signing


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the relevant Public Instrument, and processing their registration, themselves or through a third party, with the Public Registry of Commerce.

5. Reading and approval of the minutes of the Meeting.
By unanimous vote, the minutes were approved in full, which were prepared and read by the Secretary, and the Chairman, the Secretary and the Statutory Auditor were authorized to sign them for the record.
















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